Filed by Actavis plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

FORM S-4 File No.: 333-19478

Table of Contents
About the Acquisition	2
About My Job	3
About My Pay and Benefits	4
Getting More Information	5
Disclaimer Notes	6

Updated June 9, 2014

As we continue to work through the acquisition of Forest by Actavis, we recognize that you have questions about the acquisition and what it means for you. This document contains answers to FAQs about integration activities and expected outcomes prior to the close of the acquisition. We’re committed to keeping you informed; we’ll be updating these FAQs periodically as decisions are made and approved. When we update this document, new and updated FAQs will be highlighted in blue.

JUNE 2014 | 1

About the Acquisition

Why are we combining Actavis and Forest?

We are creating a powerful, global specialty pharmaceuticals company with a balanced portfolio of brand and generic drugs. The combined company will have blockbuster franchises in central nervous system, gastrointestinal (GI), women’s health, urology and cardiovascular therapeutic categories. We will also benefit from emerging and sustainable portfolios in the infectious disease, respiratory and dermatology therapeutic categories.

For our employees, this acquisition will mean enhanced career development opportunities; increased investment in research and development, sales and marketing; and a company that is poised for greater global market share and growth.

What needs to happen before the acquisition closes, and when will it be final?

This acquisition, which has the support of the Boards of Directors and the senior management teams of both companies, remains subject to customary closing conditions, including the approval of the shareholders of both companies and specific government and regulatory authorities. We anticipate this acquisition, if approved, may close as early as the middle of this year.

How will the two companies be combined?

The management teams of Actavis and Forest have been working in partnership to develop the integration strategies that will enable us to combine our companies as seamlessly and as rapidly as possible following the closing. These activities include identifying the appropriate resources from both organizations to serve on integration teams. However, until the acquisition closes, we must continue to operate as two separate companies, maintaining a sharp focus on the execution of our individual company goals and objectives.

What happens next?

We will continue to operate as two separate companies, focused on growing our respective businesses; delivering financial results for our shareholders, the highest quality products and the best service to our customers; and improving all that we do. In the meantime, management teams from both companies are working in partnership to plan for the first day operating as a combined company following the successful close of the acquisition.

JUNE 2014 | 2

About My Job

Will my current job responsibilities or performance expectations change during or after integration?

For many employees, we do not expect a significant change in job responsibilities; therefore, you are expected to perform your job as you normally would even after the closing.

Will jobs be eliminated as a result of the acquisition? If so, from which areas of the companies will they come?

Specifics related to potential impacts on employee jobs are being reviewed as part of the integration planning process, as can be expected. No changes will occur prior to the close of the transaction. However, you can be sure that any impacted individuals will be treated fairly and with respect, and will be provided with as much notice as possible in the event of changes in responsibilities or the elimination of positions.

When will we know if jobs will be eliminated? Will decisions related to organizational structure and job assignments be announced before the close of the acquisition?

Specifics related to potential impacts on employee jobs are being reviewed as part of the integration planning process. No changes will occur prior to the close of the transaction.

We recently announced the proposed Executive Leadership Team for the combined company, which will take effect at the close. We expect the next layer of the proposed organization structure and leadership team will be announced pre-close, but again, there will be no changes prior to close.

Following the close of the acquisition, we will begin to implement detailed integration plans, which will include further details about job assignments, as well as the length and scope of the transition in each area. These integration plans will be communicated after closing. We understand your concerns and are committed to notifying employees of their status with the new company as soon as possible after closing.

For many employees we do not expect a significant change in job responsibilities; therefore, you are expected to perform your job as you normally would even after the closing.

If my job is eliminated as a result of the acquisition, how much notice will I receive? Will I be eligible for severance?

Decisions related to organization structure, job assignments and job eliminations will be communicated as soon as possible.

•	If you are a U.S. employee whose job is eliminated in connection with the acquisition, we will provide notice in accordance with any applicable law and your separation agreement. This will permit us to conduct an orderly transition of activities and provide employees as much time as possible to support their transition to new employment.

•	If you are an employee outside the U.S. whose job is eliminated in connection with the acquisition, we will provide notice in accordance with your employment agreement, if applicable, and any local legal notice requirements.

If your job is eliminated as a result of the integration of Actavis and Forest, you will be entitled to receive severance and outplacement benefits according to the policies that apply to the legacy company for which you are employed, as defined in any applicable employment contract, or as determined by local legal requirements.

We are committed to conducting an orderly transition of activities and providing impacted employees with time to support their transition to new employment.

JUNE 2014 | 3

About My Job

Do we expect site closures?

No decisions about sites or locations have been made at this time. Decisions about sites will be communicated as they are made following the close.

Will employees from Actavis or Forest be asked to relocate? If I am offered a position that requires relocation, what relocation benefits will be available to me?

After the closing, it is a possibility that some functions will be combined and operate from one location, which could require your position to move to a different location. At this point, we have not determined specifics related to relocation benefits or eligibility.

Will the combined company be staffed with both Actavis and Forest employees?

Yes, this is the expectation as you can see from the announcement of the proposed Executive Leadership Team for the combined company. Staffing of the combined organization will be completed as soon as practical during implementation of the detailed integration plans.

About My Pay and Benefits

Will my pay change as a result of the acquisition?

Between now and the day we close, our compensation programs will remain unchanged. After the close, we expect that most employees will not experience any immediate changes to their compensation. However, consistent with our current practice, we will continue to evaluate our compensation programs in light of our business needs and the competitive market. We will communicate any changes in a timely manner.

What will happen to my Annual Incentive Plan (AIP) award?

•	For Forest employees: We expect to pay a prorated FY 2015 bonus at target for the period between April 1 and the close of the acquisition shortly following the close.

•	For Actavis employees: If you are currently eligible for a FY 2014 AIP award, you will continue to be eligible to receive this award. Additional information about the bonus plan design and payouts for 2014 will be provided shortly after close.

Decisions about the AIP design for 2015 and beyond will be made during integration planning for the combined company. Any changes to the AIP will be communicated in a timely manner.

What will happen to my outstanding equity awards?

Any outstanding equity awards at the time of the acquisition will be treated as follows:

•	There will be no change to outstanding Actavis equity awards (under any equity vehicle);

•	Outstanding, unexercised Forest stock options will be converted to Actavis stock options of substantially equivalent value;

•	Unvested Forest restricted stock and time-based restricted stock units (RSUs) will be converted to Actavis RSUs of substantially equivalent value; and

•	Unvested Forest performance-based RSUs will be converted to Actavis time-based RSUs assuming achievement of the applicable performance goals at target levels.

Decisions about future equity programs for the combined company will be made during integration planning, and we will communicate those decisions in a timely manner post-close.

JUNE 2014 | 4

About My Pay and Benefits

What will happen to my benefits?

•	Health & Welfare Benefits (for U.S. employees): We expect your current health and welfare benefits to remain in effect for the remainder of the 2014 calendar year. Decisions about future benefit programs for the combined company will be made during integration planning. We will communicate any expected changes in a timely manner.

•	401(k) Benefits (for U.S. employees) and Pension Benefits (for employees outside the U.S.): Retirement benefits will continue to be a critical component of Actavis’ Total Rewards program.

As announced on June 2, Forest employees in the U.S. will be enrolled automatically in the Actavis 401(k) Savings Plan as of the close date. This also means employees will no longer participate in the Forest Laboratories Savings & Profit Sharing Plan. However, the company matching contributions for the second quarter of 2014 and the discretionary profit sharing contributions for 2013 and the first half of 2014 will be made. Forest employees will receive information at their home addresses with additional information.

We are currently evaluating retirement benefits for the combined company outside the U.S. and we will communicate any decisions in a timely manner in accordance with local legal requirements, as applicable.

•	Holidays, Paid Time Off and Leaves of Absence: Until the closing of the acquisition, we will continue to operate our current leave policies and programs. The acquisition will not affect accrued, unused paid time off under these policies as of the closing. Leave programs and policies will be reviewed and decisions will be made about programs for the combined company during integration planning. Any changes will be announced following the close of the transaction.

Will I still be able to work summer hours?

The policy in effect at your current site will remain in effect through August 31, 2014. Decisions about future policies for the combined company will be made and communicated in a timely manner post-close.

Getting More Information

Who can I talk to if I have questions or concerns?

You may contact your HR Business Partner or your manager with questions. We realize you will have many questions through the integration process, and we will do our best to keep you informed in a manner consistent with applicable laws.

Where can I find more information about the integration?

Information about the integration is available on Actavis’ website, www.ourwinningway.com, or the Forest portal.

How will we know what is happening over the next several months?

The management teams of both companies are committed to communicating with you in a timely and consistent manner about the progress of the acquisition and integration planning activities.

JUNE 2014 | 5

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Actavis and Forest that also constitutes a preliminary prospectus of Actavis. The registration statement is not yet effective. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Forest. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis may be obtained free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest may be obtained free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the preliminary joint proxy statement/prospectus. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis, Inc.’s proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis plc’s Annual Report on form 10-K for the year ended December 31, 2013, Quarterly Report on form 10-Q for the quarter ended March 31, 2014 and Current Report on form 8-K filed on May 20, 2014 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

JUNE 2014 | 6